KPMG
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April 22, 2002


Securities and Exchange Commission
Washington, DC  20549


Ladies and Gentlemen:

We were previously principal accountants for Delcath Systems, Inc., and under the date of February 22, 2002, we reported on the financial statements of Delcath Systems, Inc. as of December 31, 2001, for the years ended December 31, 2001 and 2000 and for the period from August 5, 1988 (inception) to December 31, 2001. On April 12, 2002, we resigned. We have read Delcath Systems, Inc.'s statements included under Item 4 of its Form 8-K dated April 12, 2002, and we agree with such statements, except that we are not in a position to agree or disagree with Delcath Systems, Inc.'s statement that it has not yet retained a new independent auditor.

Very truly yours,



/s/ KPMG INC.